Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. - Reporting Issuer:

Mountain Province Diamonds Inc. (the “Company”)
401 Bay Street, Suite 2700, Box 152
Toronto, Ontario M5H 2Y4

Item 2. - Date of Material Change:

November 17, 2008

Item 3. - Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on November 17, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. - Summary of Material Change:

The Company announced the results of an independent valuation of the diamonds recovered from the Gahcho Kué Project during the exploration phase.  The valuation was conducted by WWW International Diamond Consultants Ltd. (“WWW”) and took place at the London offices of the Diamond Trading Company on September 22 and 23, 2008.  Following the valuation, WWW has revised its Price Book and all diamond values are based on the WWW Price Book as at October 13, 2008.  In a parcel of 8,195.17 carats, the average price per carat is US$135.

WWW’s report stated that the Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat.

The WWW Price Book as at October 13, 2008 reflects a significant write down in rough diamond prices to reflect the current market conditions. Since then, the diamond market, in the context of the overall financial markets, has deteriorated.  However, it is believed that the already discounted WWW Price Book of October 13, 2008 provides a reasonable and conservative view of the likely value of Gahcho Kue’s production at the time that it may come into production in several years’ time.  The long-term supply/demand fundamentals, in WWW’s opinion, highlights that a shortage of rough diamond supply will still prevail, but be deferred given the sudden drop in demand reflecting the current global economic situation, which has depressed all commodity prices in the short term.  In fact, the current market difficulties will inevitably take out considerable rough diamond supply capacity in the short term, but may well work in favour of a new mine coming on stream at Gahcho Kué in several years’ time.

Gahcho Kué is one of the largest new diamond mines under development globally.

Item 5. - Full Description of Material Change:

Please see the press release attached as Schedule “A”.

Item 6. - Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. - Omitted Information:

N/A

Item 8. - Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Jennifer Dawson
e-mail: j.dawson@mountainprovince.com

Item 9. - Date of Report:

November 24, 2008

401 Bay Street, Suite 270 Toronto, Ontario M5H 2Y4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

SCHEDULE “A”
NEWS RELEASE

November 17, 2008
Shares Issued and Outstanding: 59,932,381
TSX: MPV
AMEX: MDM

401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax:       (416) 603-8565
www.mountainprovince.com
E-mail:  info@mountainprovince.com

Mountain Province Announces Results of Independent
Diamond Valuation for Gahcho Kue Project

 Price per Carat Increases by 63% to $135 per carat

Toronto and New York, November 17, 2008 - Mountain Province Diamonds Inc (TSX: MPV, AMEX: MDM) (“the Company”) today announced the results of an independent valuation of the diamonds recovered from the Gahcho Kué Project during the exploration phase. The valuation was conducted by WWW International Diamond Consultants Ltd. and took place at the London offices of the Diamond Trading Company on 22 and 23 September 2008. Subsequent to the valuation, WWW has revised its Price Book and all diamond values presented below are based on the WWW Price Book as at 13 October 2008.

Commenting, Mountain Province President and CEO, Patrick Evans, said: “We are pleased with the results of this independent diamond valaution. The encouraging 63 percent increase in the actual price of the Gahcho Kué diamonds reflects a statistically more robust sample and rising rough diamond prices since our last independent valuation of a smaller and less representative diamond parcel in 2006.”

Table 1 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 1: Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543

Table 2 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 2: Models of Average Price (US$/carat)

Kimberlite	Model Price ($/carat)	Minimum Price ($/carat)	High Price ($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86

(+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices’s] will certainly be towards the “high” values [highlighted in the right column of Table 2 above].”

Commenting further, Mr. Evans said: “Experience shows that during the mining phase larger populations of large, high value diamonds are commonly recovered, which has the potential to significantly improve diamond revenues. Besides the high-value 25.14 and 9.9 carat diamonds referred to above, several other large diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.”

The WWW Price Book as at October 13, 2008, reflects a significant write down to reflect the current market conditions. Since then the diamond market, in the context of the overall financial markets, has deteriorated further.  However, WWW believes that the already discounted Price Book of October 13, 2008, provides a reasonable and conservative view of the likely value of Gahcho Kue’s production at the time that it may come into production in several years time.  The long-term supply/demand fundamentals, in WWW’s opinion, highlights that a shortage of rough diamond supply will still prevail, but be deferred given the sudden drop in demand reflecting the current global economic  situation,  which has depressed all commodity prices in the short term.  In fact, the current market difficulties will inevitably take out considerable rough diamond supply capacity in the short term, but may well work in favour of a new mine coming on stream at Gahcho Kué in several years time.

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Located in Canada’s Northwest Territories, Gahcho Kué is one of the largest new diamond mines under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats).

Mountain Province Diamonds (49 percent) is a joint venture partner with De Beers Canada Inc (51 percent) in the Gahcho Kué project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114